SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2006

Alto Palermo S.A. (APSA)

(Exact name of Registrant as specified in its charter)

Republic of Argentina

(Jurisdiction of incorporation or organization)

Moreno N°877 22nd Floor (C1091AAQ)

Buenos Aires, Argentina

(Address of principal executive offices)

Form 20-F      T            Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No       T

ALTO PALERMO S.A. (APSA) (THE “COMPANY”)

REPORT ON FORM 6-K

Attached is an English translation of the summary of the letter dated June 29, 2006 filed by the Company with the Comisión Nacional de Valores.

By letter dated June 29, 2006, the Company reported that has participated in a private bidding – organized by Cushman & Wakefield Semco – for the purchase of a fraction of land described below. APSA acquired, through a deed of conveyance with Philips Argentina Sociedad Anónima (previous owner), a plot of land identified as Parcela 16a, street plan fraction M 265-2005 characteristic, with all the constructions added to the land, in the Northern Zone of Ciudad de Buenos Aires, between the streets ARIAS No. 4005, POSTA No. 4789/4799 and PICO No. 4053 respectively, with a total area of 28,740.62 square decimeters. The price paid for the aforementioned transaction was U$S 17,862,414. With this acquisition, and taking into consideration the location of this plot of land, APSA strengthens its leadership in the shopping malls market in Argentina, which will bring higher expectation for its shareholders, and for the general public.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

ALTO PALERMO S.A. (APSA)

By:	/S/ Saúl Zang
Name:	Saúl Zang
Title:	Responsible of Relationships with the markets

Dated: June 29, 2006